SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2018

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-☐.

EXHIBITS

Exhibit Number		Page
1.1	2017 Announcement of Annual Results, dated March 22, 2018	A-1

2.1

Closure of Register of Member and Announcement in Relation to the Withholding and Payment of Enterprise Income Tax for Non-Resident Enterprises in Respect of the Proposed 2017 Final Dividend, dated March 22, 2018

B-1

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fourth generation, or 4G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies and other technologies and related applications;
•

the anticipated evolution of the industry chain of 4G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 4G and future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;
•	the expected impact of the implementation in Mainland China of the policy of “speed upgrade and tariff reduction” on our business, financial condition and results of operations;
•	the expected impact of tariff changes on our business, financial condition and results of operations;
•	the expected impact of new service offerings on our business, financial condition and results of operations; and
•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

2

The words “aim”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “target”, “will”, “confident”, “hope”, “strive”, “endeavor” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: March 23, 2018	By:	/s/ Li Yue
		Name:	Li Yue
		Title:	Executive Director and Chief Executive Officer

4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2017 ANNOUNCEMENT OF ANNUAL RESULTS

•     Operating revenue was RMB740.5 billion, up by 4.5%, of which revenue from telecommunications services was RMB668.4 billion, up by 7.2%

•     EBITDA1 was RMB270.4 billion, up by 5.4%

•     Profit attributable to equity shareholders was RMB114.3 billion, up by 5.1%

•     Total number of mobile customers was 887 million, representing a net addition of 38.30 million

•     Total number of wireline broadband customers was 113 million, representing a net addition of 35.06 million

•     An ordinary final dividend of HK$1.582 per share was proposed; together with an ordinary interim dividend of HK$1.623 per share already paid, total dividend for 2017 amounted to HK$3.205 per share, representing a dividend payout ratio of 48%. The special dividend of HK$3.200 per share has already been paid in 2017 in celebration of the 20th anniversary of the Company’s public listing

CHAIRMAN’S STATEMENT

Dear Shareholders,

In 2017, despite disruptive forces in the industry such as the rapid advancement in the information and communication technology (ICT) and significant changes in the competitive landscape of the industry, China Mobile maintained a clear focus on implementing our “Big Connectivity” strategy, anchored by the integrated development of the “four growth engines”. As a result, we have made outstanding achievements on multiple fronts, sustained favourable growth momentum and bolstered our position as a market leader. Our profitability is maintained at an industry-leading level benchmarked against other world-class operators, providing us with the solid foundation for future growth. These achievements were hard- earned but a source of encouragement.

1

The Company defines EBITDA as profit for the year before taxation, share of profit of investments accounted for using the equity method, finance costs, interest income, other gains, depreciation and amortization of other intangible assets.

Operating Results For 2017

China Mobile recorded operating revenue of RMB740.5 billion for the 2017 financial year, up by 4.5% compared to the year before. Revenue growth in telecommunications services achieved a six-year high of 7.2%, outpacing the industry average. Revenue from wireless data traffic, on a full-year basis, has accounted for more than half of the total telecommunications services revenue for the first time, demonstrating a fundamental change in revenue structure. The contribution from household and corporate markets has increased and our digital services revenue has achieved favourable growth. The total number of connections reached 1,229 million, amongst which, 887 million were mobile connections, 113 million were wireline broadband connections and 229 million were Internet of Things (IoT) smart connections.

Our profitability continued to outperform our peers. Profit attributable to equity shareholders reached RMB114.3 billion which is equivalent to basic earnings per share of RMB5.58, up by 5.1% compared to last year.

The Board recommends a final dividend payment of HK$1.582 per share for the year ended 31 December 2017, or a full-year dividend payout ratio of 48%. Together with the interim dividend payment of HK$1.623 per share, and a special dividend payment of HK$3.200 per share to celebrate the 20th anniversary of our IPO paid earlier, the total dividend payment for the 2017 financial year amounted to HK$6.405 per share.

Taking into consideration the Company’s financial position, its ability to generate cash flow and its future development needs, the Company will maintain a stable dividend payout ratio for 2018 and strive to attain a stable-to-rising dividend payout ratio.

The Board believes that our industry-leading profitability and ability to generate healthy cash flow will provide sufficient support for the Company’s future development while continuing to create higher value for our shareholders.

The “Four Growth Engines” Delivering Remarkable Results

Riding on the broad technological advancement and our business developments, we maintained our focus on the integrated development of the “four growth engines”, which had been identified as the key drivers facilitating major progress in our business transformation.

We maintained our market leading position in the personal mobile market. With a net addition of 114 million, our total number of 4G customers has reached 650 million and the 4G penetration rate of our mobile customers has reached 73%. The total handset data traffic increased by 121.3% compared to the previous year, while the average handset data traffic per user per month, or DOU, of 4G customers reached 1.76GB. The average revenue per user, or ARPU, of 4G customers reached RMB66.4. The high definition VoLTE (Voice over LTE) has been put to commercial use and achieved favourable progress with 200 million customers in total.

The household market has achieved a breakthrough in a relatively short period. Focused on offering high value services and quality products, in 2017 we sped up the development of household broadband business, boosting the total number of household broadband customers to more than 109 million, with a net addition of 34.95 million. This accounted for 75.6% of the total number of new household customers in the market during the period. The number of subscribers of our home digital set-top box “Mobaihe” has reached 57.25 million and the household broadband blended ARPU2 has reached RMB33.3, up by 17.5% compared to the previous year.

We continued to strengthen our corporate business. We have focused our resources on a number of key sectors such as industry, agriculture, education, public administration, finance, transportation and healthcare. At the same time we increased the marketing efforts to launch business and industry-focused solutions. We have continuously improved the efficiency of our product research and development (R&D) while expanding our product range. The number of corporate customers has reached 6.02 million. Our revenue from corporate telecommunications and informatization services exceeded 36% of the total market. Nine industry applications have generated respective annual revenues of more than RMB100 million. We realised gains in both revenue and customer market shares in the corporate market.

The development of the emerging business yielded remarkable results in the period. With a net addition of 126 million IoT smart connections in 2017, our IoT network consisted of 229 million connections. Our “and-Video” service recorded an increment of 67.2% in revenue. Our mobile payment service “and-Wallet” exceeded RMB2.1 trillion in transaction value. Relentless innovation accelerated the development of our emerging business.

Ongoing Enhancement to Sustainability

Building on our strengths and the current business environment, we recognised the market demand for a transformation of both network and services. We therefore continued to invest in our network quality and basic telecommunications capacity.

Our network coverage and quality continued to improve in 2017, with the total number of 4G base stations increasing to 1.87 million, covering 99% of the total population in China. Our robust network capabilities provide a reliable foundation for the exponential growth in data traffic. We continued to enjoy industry-leading customer satisfaction and net promoter score for our 4G services.

We have further strengthened our telecommunications infrastructure and network transmission capacity. The bandwidth of our backbone network has expanded by 52% and 73 new self- owned point-of-presence (POP) nodes were built overseas. The coverage of household broadband continued to expand, and the proportion of customers with fibre access has exceeded 98%. We grew our CDN (Content Delivery Network) to cover almost all cities at the prefecture level and above across China and launched NB-IoT (Narrow band-Internet of Things) in 346 cities, achieving end-to-end scale commercial use.

2

Household broadband blended ARPU = (revenue of household broadband business + household revenue from emerging business) / average number of household broadband customers. Household revenue from emerging business mainly consists of revenue from Mobaihe. Wireline broadband ARPU, which includes revenues of household broadband business and internet dedicated lines, stood at RMB35.1.

Adopting a forward-looking perspective, we will proactively seize opportunities as they emerge by dedicating more resources to R&D, building out the industrial ecosystem and deepening our organic reform to lay a solid foundation for sustainable development.

We made significant achievements in key technology research, establishing industry standards and benchmarks. More resources were allocated to human resource development in emerging technologies and businesses to optimise our overall staff structure. We led the formulation of the 5G architecture standards and we are amongst the members that are undertaking the largest number of 5G projects in the ITU (International Telecommunication Union) and 3GPP (The 3rd Generation Partnership Project). Our active participation and leadership stance has strengthened our preeminent position in the international ICT community. We have provided a catalyst to a new wave of network evolution by accelerating the planning and critical technology breakthroughs in order to lay the groundwork for the transition to the next generation of NFV (Network Function Virtualization) and SDN (Software Defined Networking), contributing to the development of smarter, more flexible and efficient network functions. We continued to nurture entrepreneurship and innovation and our autonomous capacity building has evolved from the incubation to realisation stage, further consolidating our core competencies.

Progress has been made towards creating an ecosystem for the industry. Our efforts in establishing a strategic cooperative management system, launching the “1-3-9 Cooperative Initiatives” and deepening our collaboration with governments and enterprises of all sizes are some of the popular initiatives. The number of international telecommunications operators participating in the “Hand-in-Hand Programme” has increased to 24, covering a total of 2.8 billion customers around the globe. Our communication capacity open platform has served more than 130,000 enterprises while our unified authentication platform processed an average of more than 500 million accreditations per day. We have proactively opened up our proprietary capabilities and launched a crowd-innovation and crowdsourcing platform to support developers.

Internally we deepened our corporate reforms and strengthened corporate management, pursuing a flat, agile and highly efficient internal management of our organisational structure. We have kicked-off reforms in the specialised operations of construction, e-commerce, location services, as well as R&D in vertical sectors. The establishment of an IT Management Committee and formation of professional IT subsidiaries have bolstered the support to internal operations, as well as strengthened our capability to offer a widening scope of specialised IT services to external parties.

Regulatory Policies

“Speed upgrade and tariff reduction” continued to be the regulatory policy focus in 2017.

In response to this requirement we have launched a number of measures. We have canceled handset domestic long-distance and roaming tariffs, significantly reduced tariffs for SME dedicated Internet access, as well as lowered international long-distance call tariffs. These measures involved a total of 770 million person-times and further enhanced customers’ sense of gain. As a result of wider application of new technologies, we have managed to reduce network costs which, in turn, enabled us to provide quality and value-for-money information services to more customers. Handset data traffic tariff decreased by 43% compared to 2016.

To promote the development of “Internet+” and growth of “Digital China”, the Chinese government has decided to step up efforts on a range of measures, in particular to upgrade the network speed and reduce tariffs, to achieve full coverage of high-speed broadband in urban and rural areas, to expand free Internet access in public places, to significantly reduce the tariffs of household broadband, corporate broadband and dedicated line services, to cancel data “roaming” charges, and reduce mobile data tariff by at least 30% in the year of 2018. China Mobile will implement these state policy requirements. We will continue to leverage our overall network advantages, continuously strengthen our product and business innovation, encourage our customers to increase their usage of telecommunications services in order to achieve a higher turnover despite a lower profit margin, and strive to reduce the impact on operating results of the relevant policy requirements. We believe that the aforementioned measures will accelerate our transformation of data traffic operation and digital services in the long run.

Corporate Governance

We have always upheld the principles of integrity, transparency, openness and efficiency to ensure good corporate governance and full compliance with the listing rules. We are dedicated to enhancing our risk and internal control mechanisms to ensure effective risk detection and management, to further strengthen our supervision of the key issues and business risks in critical areas, and finally to close any gaps in our business management processes to ensure sound and quality operations.

Enhancing compliance management is not just for the sake of meeting regulatory requirements but also to safeguard our own development. Our stated mission is to ensure “China Mobile with Rule of Law” by integrating a compliant approach into every business process. The “Safeguarding Compliance” programme helps us comply with rules and regulations when we conduct our everyday business, ensuring sustainable development during a time of business transformation.

Social Responsibility and Accolades

Mindful of our social responsibility, we contributed to society in areas that can make use of the strengths of the Company, with the ultimate goal of satisfying people’s needs in their pursuit for a better life.

We are committed to narrowing the digital divide by continuously improving mobile telecommunications and broadband Internet services in villages and remote areas in China. As of the end of 2017, through implementing specific projects we have cumulatively covered 35,000 administrative villages in China with broadband services. In addition, we have formulated concession plans for people in selected poverty-stricken areas to meet their needs for telecommunications services. Our proprietary information system for targeted poverty alleviation now covers 6.64 million underprivileged individuals in China.

We are dedicated to ensuring telecommunications accessibility and security at all times and successfully accomplished 4,476 emergency communications missions in 2017. In the wake of the earthquake in Jiuzhaigou, Sichuan province, we deployed UAVs (Unmanned Aerial Vehicles) to set up aerial base stations to support the rescue operation. On the cybersecurity side, we actively combatted evolving telecommunications frauds and cybercrime in order to protect our customers’ privacy and information security.

In 2017, we continued to implement the “Green Action Plan” to reduce our carbon footprint. The overall energy consumption per unit of information flow was reduced by 40% compared to 2016. We were a keen advocate for the adoption of green standards across industry sectors by offering innovative pollution monitoring and environmental protection solutions. For the second year in a row, China Mobile was the only company from Mainland China to be included in the global carbon disclosure project CDP’s 2017 Climate A List.

Through China Mobile Charity Foundation, we have sponsored professional training for more than 104,000 primary and secondary school principals in rural villages across Central and Western China cumulatively. We have also funded surgeries for 4,498 children with congenital heart disease cumulatively. The programme was selected by GSMA as a “Case For Change” to showcase how ICT can be used to support the United Nations’ Sustainable Development Goals.

Our effort in fulfilling our social responsibility has gained widespread recognition in the community. We have been included in the Dow Jones Sustainability Indices for the 10th year in a row.

Other awards we received in 2017 included “The Asset Platinum Award” by The Asset; “Asia’s Icon on Corporate Governance” award, “Asia’s Best Investor Relations Company” award, “Asian Corporate Director Recognition Award” and “Asia’s Best CEO” award by Corporate Governance Asia; and “Corporate Governance Excellence Awards” and “Sustainability Excellence Awards” by The Chamber of Hong Kong Listed Companies. The TD-LTE key technology and application for 4G project, led by China Mobile, won the Outstanding Prize in the National Science and Technology Progress Awards.

In 2017, Moody’s and Standard & Poor’s maintained our corporate credit ratings at the same level as China’s sovereign ratings.

Industry Reforms

Globally, economic activity is undergoing an accelerated shift towards being enabled by cyber information technology. Wider socio-economic development is experiencing profound change alongside the ICT industry.

On the one hand, we are witnessing an accelerating technological evolution and industry reforms that further converge the real and digital economies. Cross-industry cooperation has gathered impetus and smart IoE (Internet of Everything) has brought about new growth opportunities. We are expecting 5G technology development to drive new business models across the spectrum.

The flipside to this period of advancement and opportunity is that the ICT industry landscape is being disrupted. Intensifying cross-sector penetration has created a more intricate competitive environment. The networks, businesses and services offered by basic telecommunications operators are becoming more homogenised in nature. Players in different segments of the ICT industry are aggressively devising digital strategies with an aim to press home their advantages in platform capability and obtain a leadership role in the ecosystem.

Future Outlook

Taking a macro perspective on the current status of the industry, we see rare growth opportunities co-existing with formidable challenges. From now until 2020 is the critical period for us to achieve our goal of “doubling the connection scale of 2015 and becoming a world-leading operator in digital innovation”. As we stand at this inflection point, we have the responsibility to contemplate the future and set our development objectives and plans, that will lay a solid foundation for the Company’s transformation in the new era. From this standpoint there are a range of initiatives that will be of strategic importance in the period ahead.

Firstly, we will continue to lead the development of the mobile market, with an aim to build up new competitive advantages around the household and IoT businesses. To strengthen our leadership in mobile telecommunications, we will strive to maintain our prevailing market share and value creation. In the household market, we will implement our household digital projects with intensity, expediting the transition of focus from scale expansion onto value creation in terms of quality and efficiency. In the IoT market, we will speed up the development of smart IoT and promote its application, to push our connection scale to an even more ambitious goal.

Secondly, we will invest in talent development to support our growth, especially in areas where our capacity could be compromised due to shortage of professional expertise. For our corporate business, intelligent projects for governments and enterprises will be launched to help organisations of all sizes streamline their operations and achieve growth, as well as offering more industry-specific solutions. We will accelerate our own IT capacity-building projects, which will, in turn, drive the connection evolution from pipeline access to intelligent platforms. We will promote talent programmes to accelerate staff restructuring and digital transformation to align with our business strategy.

Thirdly, we will continue to bolster innovation, focusing on strategically critical areas. Capitalisation on the 5G network development trend will allow us to accelerate the transition to the next generation centring on NFV/SDN. Through formulating appropriate R&D strategies we can focus on strengthening our capabilities in fields such as basic telecommunications, cloud computing, big data, IoT and artificial intelligence (AI). We will deepen our reforms in key business areas to resolve any bottlenecks encountered during business transformation.

Fourthly, we will adopt a global view and benchmark ourselves against the highest international standards. Our aim is to lead in the development of big data and AI technology and build out world-class data mining and application capabilities, so that we may be recognised as a pioneer in the application of AI and empower other industry players with our technology. We will strengthen our global presence and identify new drivers for growth while seeking to unlock value in the global market. In relation to our initiative to build out the industry ecosystem, we will diligently pursue this vision in order to develop China Mobile into an active and influential force within the network.

Key Areas of Focus in 2018

In 2018, we will continue to actively promote the “Big Connectivity” strategy. Our development will continue to be driven by innovation, holding on to the integrated development of the “four growth engines”.

We will endeavour to consolidate our market shares of various business lines. For the mobile market, we will consolidate the market share of our customer base and maintain the market share in data traffic. For the household market, we will endeavour to increase the market share of our household broadband customers, especially in areas of low service penetration. For the corporate market, our focus will be to expand our business scale by enlarging the customer base, expediting the development of key products and the promotion of matured solutions for various sectors. For the emerging business market, we aim to seize the IoT and other relevant opportunities to significantly increase the number of IoT connections within the network.

We will reinforce our reputation for quality by maintaining the market-leading quality of our 4G network and building our brand as a top-tier household broadband service provider. In the meantime, we will enhance the service quality of our corporate business and increase the market influence of our digital products and services.

We will focus on value creation, primarily by maintaining our value with a stable-to-rising revenue growth from wireless data traffic. We aim to increase the blended ARPU of household broadband and the revenue generated from household digital services. In order to boost revenue contribution from the corporate market, we will bolster our capabilities in developing ICT integration and corporate products.

We will strive to optimise the synergies across our business, by establishing a well- coordinated operating mechanism across markets that will enhance our centralised operations capability. Efforts to coordinate our marketing initiatives will generate greater effectiveness in the discipline. More focus will be placed on promoting the reuse of resources and experience sharing in order to enhance operating efficiency and effectiveness.

We will continue to implement innovation-driven development by increasing the layout of new infrastructure. We will pursue research on cutting-edge technologies, lead the establishment of international standards for core technologies, which will in turn increase our influence on the global stage. In critical fields, we will develop our core capabilities and proprietary products and establish an open and shared ecosystem. We will also conceive vertical expansion strategies, empowering players in the real economy with effective access to communications technology that will help them move up the value chain.

In terms of our performance forecast for 2018, value creation will remain the ultimate purpose and yardstick for evaluation. Under the circumstances of a predictable policy environment, the company will strive to achieve a growth rate of telecommunications services revenue above the industry average on a comparable basis, ongoing growth in profit scale, continued decrease in capital expenditure and the total number of connections exceeding 1.4 billion in 2018.

Acknowledgement

Mr. Liu Aili resigned from his roles as the Company’s Executive Director and Vice President in September 2017. During his tenure in China Mobile, Mr. Liu had served many important roles and made a tremendous contribution to China Mobile. On behalf of the Board, I express our heartfelt gratitude to Mr. Liu for his dedication.

We would not have achieved what we have without the hardwork and contribution of our wide array of staff, the unwavering support of our customers and shareholders, the trust of the regulatory authorities, and the confidence bestowed upon us by members of the community. On behalf of the Board, I would like to take this opportunity to extend my sincere thanks to all of them. All of us at China Mobile will continue to work towards our goal of becoming a “World’s leading operator in digital innovation”. It is only together that we will be able to build a world first-tier enterprise with global competitiveness and continue to create greater value for our shareholders.

Shang Bing

Chairman

Hong Kong, 22 March 2018

GROUP RESULTS

China Mobile Limited (the “Company”) is pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2017.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 December 2017 (Expressed in Renminbi (“RMB”))

	Note	2017 Million	2016 Million

Operating revenue	4
Revenue from telecommunications services		668,351	623,422
Revenue from sales of products and others		72,163	84,999

		740,514	708,421

Operating expenses
Leased lines and network assets		46,336	39,083
Interconnection		21,762	21,779
Depreciation		149,780	138,090
Employee benefit and related expenses		85,513	79,463
Selling expenses		61,086	57,493
Cost of products sold		73,668	87,352
Other operating expenses	5	182,243	167,073

		620,388	590,333

Profit from operations		120,126	118,088
Other gains		2,389	1,968
Interest income		15,883	16,005
Finance costs		(210)	(235)
Share of profit of investments
accounted for using the equity method		9,949	8,636

Profit before taxation		148,137	144,462
Taxation	6	(33,723)	(35,623)

PROFIT FOR THE YEAR		114,414	108,839

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)

for the year ended 31 December 2017

(Expressed in RMB)

		2017	2016
	Note	Million	Million

PROFIT FOR THE YEAR		114,414	108,839

Other comprehensive (loss)/income for the year, net of tax:
Item that will not be subsequently reclassified to profit or loss
Share of other comprehensive loss of
investments accounted for using the
equity method		–	(16)

Items that may be subsequently reclassified to profit or loss
Change in value of available-for-sale
financial assets		(5)	24
Exchange differences on translation of
financial statements of overseas entities		(735)	774
Share of other comprehensive loss of
investments accounted for using the
equity method		(1,038)	(1,043)

TOTAL COMPREHENSIVE INCOME
FOR THE YEAR		112,636	108,578

Profit attributable to:
Equity shareholders of the Company		114,279	108,741
Non-controlling interests		135	98

PROFIT FOR THE YEAR		114,414	108,839

Total comprehensive income attributable to:
Equity shareholders of the Company		112,501	108,480
Non-controlling interests		135	98

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		112,636	108,578

Earnings per share – Basic and diluted	7	RMB5.58	RMB5.31

EBITDA (RMB million)		270,421	256,677

Details of dividends to the equity shareholders of the Company are set out in note 8.

CONSOLIDATED BALANCE SHEET

as at 31 December 2017

(Expressed in RMB)

		As at	As at
		31 December	31 December
		2017	2016
	Note	Million	Million

Assets
Non-current assets
Property, plant and equipment		648,029	622,356
Construction in progress		78,112	89,853
Land lease prepayments and others		28,322	26,720
Goodwill		35,343	35,343
Other intangible assets		1,721	1,708
Investments accounted for using the equity method		132,499	124,039
Deferred tax assets		33,343	29,767
Available-for-sale financial assets		44	35
Restricted bank deposits		6,504	4,528

		963,917	934,349

Current assets
Inventories		10,222	8,832
Accounts receivable	9	24,153	19,045
Other receivables		31,201	25,693
Proceeds receivable for the transfer of Tower Assets		–	57,152
Prepayments and other current assets		24,552	16,801
Amount due from ultimate holding company		221	221
Tax recoverable		1,519	1,097
Available-for-sale financial assets		65,630	31,897
Restricted bank deposits		691	197
Bank deposits		279,371	335,297
Cash and cash equivalents		120,636	90,413

		558,19	586,645

Total assets		1,522,113	1,520,994

CONSOLIDATED BALANCE SHEET (CONTINUED)

as at 31 December 2017

(Expressed in RMB)

		As at	As at
		31 December	31 December
		2017	2016
	Note	Million	Million

Equity and liabilities
Liabilities
Current liabilities
Interest-bearing borrowings		–	4,998
Accounts payable	10	233,169	250,838
Bills payable		3,303	1,206
Deferred revenue		85,282	84,289
Accrued expenses and other payables		190,866	180,950
Amount due to ultimate holding company		8,646	5,563
Current taxation		8,716	8,545

		529,982	536,389

Non-current liabilities
Deferred revenue – non-current		2,888	2,175
Deferred tax liabilities		362	292

		3,250	2,467

Total liabilities		533,232	538,856

Equity
Share capital		402,130	402,130
Reserves		583,506	576,891

Total equity attributable to equity
shareholders of the Company		985,636	979,021
Non-controlling interests		3,245	3,117

Total equity		988,881	982,138

Total equity and liabilities		1,522,113	1,520,994

NOTES:

(Expressed in RMB unless otherwise indicated)

1	Basis of preparation

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), are consistent with IFRSs that relates to the Group’s financial statements. These financial statements also comply with HKFRSs, the requirements of Hong Kong Companies Ordinance (Cap. 622), and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial information relating to the years ended 31 December 2017 and 2016 included in this preliminary announcement of annual results 2017 do not constitute the Company’s statutory annual consolidated financial statements for those years but is derived from those financial statements. Further information relating to these statutory financial statements required to be disclosed in accordance with section 436 of the Hong Kong Companies Ordinance (Cap. 622) is as follows:

The Company has delivered the financial statements for the year ended 31 December 2016 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Hong Kong Companies Ordinance (Cap. 622) and will deliver the financial statements for the year ended 31 December 2017 in due course.

The Company’s auditor has reported on the financial statements for both years. The auditor’s reports were unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its reports; and did not contain a statement under sections 406(2), 407(2) or (3) of the Hong Kong Companies Ordinance (Cap. 622).

2	Segment reporting

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s Chief Operating Decision Maker (“CODM”) in order to allocate resources and assess performance of the segment. The CODM has been identified as the Executive Directors of the Company. For the years presented, the Group as a whole is an operating segment since the Group is only engaged in telecommunications and related businesses. No geographical information has been disclosed as the majority of the Group’s operating activities are carried out in Mainland China. The Group’s assets located and operating revenue derived from activities outside Mainland China are less than 5% of the Group’s assets and operating revenue, respectively.

3	Changes in accounting policies

Amendments to IFRS/HKFRS and IAS/HKAS effective for the financial year beginning on 1 January 2017 do not have a material impact on the Group.

The Group did not apply any other amendments, new standards or interpretation that is not yet effective for the current accounting year.

4	Operating revenue

	2017	2016
	Million	Million

Revenue from telecommunications services
Voice services	156,918	209,949
Data services	493,350	394,937
Others	18,083	18,536
	668,351	623,422
Revenue from sales of products and others	72,163	84,999
	740,514	708,421

5	Other operating expenses

	2017	2016
	Million	Million

Maintenance	55,737	53,852
Impairment loss of doubtful accounts	3,392	3,734
Write-down of inventories	297	282
Amortization of other intangible assets	515	499
Operating lease charges	15,151	15,876
Loss/(gain) on disposal of property, plant and equipment	8	(180)
Write-off and impairment of property, plant and equipment	12,593	7,216
Power and utilities expenses	30,518	29,461
Operation support and research and development expenses	38,016	32,296
Auditors’ remuneration	122	113
Others (note)	25,894	23,924

	182,243	167,073

Note:	Others consist of administrative expenses, property management expenses, taxes and surcharges, and other miscellaneous expenses.

6	Taxation

Taxation in the consolidated statement of comprehensive income represents:

	Note	2017 Million	2016 Million

Current tax
Provision for Hong Kong profits tax on the estimated assessable profits for the year	(i)	260	193
Provision for the PRC enterprise income tax on the estimated taxable profits for the year	(ii)	36,945	39,709

		37,205	39,902

Deferred tax

Origination and reversal of temporary differences	(iii)	(3,482)	(4,279)

		33,723	35,623

Note:

(i)	The provision for Hong Kong profits tax is calculated at 16.5% (2016: 16.5%) of the estimated assessable profits for the year ended 31 December 2017.

(ii)

The provision for the PRC enterprise income tax is based on the statutory tax rate of 25% (2016: 25%) on the estimated taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the year ended 31 December 2017. Certain subsidiaries of the Company enjoy the preferential tax rate of 15% (2016: 15%).

(iii)	Deferred taxes of the Group are recognized based on tax rates that are expected to apply to the periods when the temporary differences are realized or settled.

(iv)

On 22 April 2009, SAT issued the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” (“2009 Notice”). The Company is qualified as a PRC offshore-registered resident enterprise for purposes of the 2009 Notice. In accordance with the 2009 Notice and the PRC enterprise income tax law, the dividend income of the Company from its subsidiaries in the PRC is exempted from PRC enterprise income tax.

7	Earnings per share

The calculation of basic earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB114,279,000,000 (2016: RMB108,741,000,000) and the weighted average number of 20,475,482,897 shares (2016: 20,475,482,897 shares) in issue during the year.

In 2017 and 2016, there was no dilutive potential ordinary shares of the Company outstanding. Therefore, there was no dilution impact on weighted average number of shares (diluted) of the Company.

8	Dividends

Dividends attributable to the year:

	2017 Million	2016 Million

Ordinary interim dividend declared and paid of HK$1.623 (equivalent to approximately RMB1.409) (2016: HK$1.489 (equivalent to approximately RMB1.273)) per share	28,211	26,227
Special dividend declared and paid of HK$3.200 (equivalent to approximately RMB2.777) per share	55,621	–
Ordinary final dividend proposed after the balance sheet date of HK$1.582 (equivalent to approximately RMB1.322) (2016:HK$1.243 (equivalent to approximately RMB1.112)) per share	27,077	22,766
	110,909	48,993

The proposed ordinary final dividend which is declared in Hong Kong dollar is translated into RMB with reference to the rate HK$1 = RMB0.83591, being the rate announced by the State Administration of Foreign Exchange in the PRC on 29 December 2017. As the ordinary final dividend is declared after the balance sheet date, such dividend is not recognized as liability as at 31 December 2017.

In accordance with the 2009 Notice and the PRC enterprise income tax law, the Company is required to withhold enterprise income tax equal to 10% of any dividend when it is distributed to non-resident enterprise shareholders whose names appeared on the Company’s register of members, as at the record date for such dividend, and who were not individuals.

9	Accounts receivable

Aging analysis of accounts receivable, net of allowance for impairment loss of doubtful accounts is as follows:

	As at 31 December 2017 Million	As at 31 December 2016 Million

Within 30 days	13,711	10,974
31–60 days	3,002	2,726
61–90 days	1,798	1,540
Over 90 days	5,642	3,805

	24,153	19,045

Accounts receivable primarily comprise receivables from customers and telecommunications operators. Accounts receivable from the provision of telecommunications services to customers are mainly due for payment within one month from date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further telecommunications services can be provided. The increase of accounts receivable over 90 days is mainly due to receivables arising from other telecommunications operators and certain corporate customers that are within credit term.

Accounts receivable are expected to be recovered within one year.

10	Accounts payable

Accounts payable primarily include payables for network expansion projects expenditure, maintenance and interconnection expenses.

The aging analysis of accounts payable is as follows:

	As at 31 December 2017 Million	As at 31 December 2016 Million

Payable in the periods below:

Within 1 month or on demand	201,429	215,775
After 1 month but within 3 months	13,086	14,677
After 3 months but within 6 months	7,660	8,231
After 6 months but within 9 months	2,761	4,342
After 9 months but within 12 months	8,233	7,813

	233,169	250,838

All of the accounts payable are expected to be settled within one year or are repayable on demand.

AUDIT COMMITTEE

The Audit Committee reviewed the Group’s audited financial statements for the year ended 31

December 2017. Based on the review and discussions with management, the Audit Committee was satisfied that these statements were prepared in accordance with applicable accounting standards and fairly present the Group’s financial position and results for the year ended 31

December 2017.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CORPORATE GOVERNANCE CODE

For the financial year ended 31 December 2017, the Company complied with all the code provisions of the Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), except that the Company and its directors (including independent non- executive directors) have not entered into any service contract with a specified term. All directors are subject to retirement by rotation and re-election at the annual general meetings every three years.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

The Company and its subsidiaries did not purchase, sell or redeem any of the listed securities of the Company during the year ended 31 December 2017.

ANNUAL GENERAL MEETING

The 2018 annual general meeting of the Company (the “2018 AGM”) will be held in the Conference Room, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Thursday, 17 May 2018 at 10:00 a.m.. The notice of the 2018 AGM, the accompanying circular and the proxy form will be despatched to shareholders in accordance with the Listing Rules.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed during the following periods:

i.

from Friday, 11 May 2018 to Thursday, 17 May 2018 (both days inclusive) for the purpose of ascertaining shareholders’ entitlement to attend and vote at the 2018 AGM. In order to be eligible to attend and vote at the 2018 AGM, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Thursday, 10 May 2018; and

ii.

from Monday, 28 May 2018 to Wednesday, 30 May 2018 (both days inclusive) for the purpose of ascertaining shareholders’ entitlement to the 2017 final dividend (the “2017 Final Dividend”). In order to qualify for the 2017 Final Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, 25 May 2018.

Subject to the approval by shareholders at the 2018 AGM, the 2017 Final Dividend will be paid on or about Wednesday, 27 June 2018 to those shareholders on the register of members on Wednesday, 30 May 2018 (the “Record Date”).

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”), the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax on the distribution of the 2017 Final Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited (“HKSCC”), corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2017 Final Dividend after deducting enterprise income tax of 10 per cent.. The Company will not withhold and pay the income tax in respect of the 2017 Final Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange or the Shenzhen Stock Exchange (the Shanghai-Hong Kong Stock Connect or the Shenzhen-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC and in accordance with the above requirements, the Company will pay to HKSCC the amount of the 2017 Final Dividend after withholding for payment the 10 per cent. enterprise income tax.

If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10 per cent. enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend to which it is entitled at or before 4:30 p.m. on Friday, 25 May 2018.

If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

PUBLICATION OF 2017 ANNUAL RESULTS AND 2017 ANNUAL REPORT ON THE WEBSITES OF THE STOCK EXCHANGE OF HONG KONG LIMITED AND THE COMPANY

This announcement is published on the HKEXnews website of The Stock Exchange of Hong Kong Limited at http://www.hkexnews.hk and the website of the Company at http://www.chinamobileltd.com. The 2017 Annual Report will be despatched to shareholders and be available on the websites of HKEXnews and the Company.

The consolidated financial information set out above does not constitute the Company’s statutory financial statements for the year ended 31 December 2017 but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2017, which contain an unqualified auditor’s report, will be delivered to the Registrar of Companies as well as made available on the Company’s website at http://www.chinamobileltd.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed and other filings with the U.S. Securities and Exchange Commission.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Shang Bing, Mr. Li Yue, Mr. Sha Yuejia and Mr. Dong Xin as executive directors and Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu and Mr. Stephen Yiu Kin Wah as independent non-executive directors.

Exhibit 2.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CLOSURE OF REGISTER OF MEMBERS

AND ANNOUNCEMENT IN RELATION TO THE WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR

NON-RESIDENT ENTERPRISES IN RESPECT OF THE PROPOSED 2017

FINAL DIVIDEND

Reference is made to the 2017 annual results announcement of China Mobile Limited (the “Company”) published on 22 March 2018. The board of directors of the Company (the “Board”) proposed to pay a final dividend of HK$1.582 per share (before withholding and payment of PRC enterprise income tax) for the financial year ended 31 December 2017 (the “2017 Final Dividend”) to the shareholders of the Company. The 2017 Final Dividend is subject to shareholders’ approval at the annual general meeting of the Company to be held on Thursday, 17 May 2018 (the “2018 AGM”). The notice of the 2018 AGM, the accompanying circular and the proxy form will be despatched to shareholders in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

This announcement constitutes a notice pursuant to section 632 of the Companies Ordinance

(Chapter 622 of the Laws of Hong Kong).

Closure of Register of Members

Notice is hereby given that the register of members of the Company will be closed during the following periods:

i.

from Friday, 11 May 2018 to Thursday, 17 May 2018 (both days inclusive) for the purpose of ascertaining shareholders’ entitlement to attend and vote at the 2018 AGM. In order to be eligible to attend and vote at the 2018 AGM, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Thursday, 10 May 2018; and

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ii.

from Monday, 28 May 2018 to Wednesday, 30 May 2018 (both days inclusive) for the purpose of ascertaining shareholders’ entitlement to the 2017 Final Dividend. In order to qualify for the 2017 Final Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, 25 May 2018.

Subject to the approval by shareholders at the 2018 AGM, the 2017 Final Dividend will be paid on or about Wednesday, 27 June 2018 to those shareholders on the register of members on Wednesday, 30 May 2018 (the “Record Date”).

Withholding and Payment of Enterprise Income Tax For Non-Resident Enterprise in

Respect of the 2017 Final Dividend

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”), the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax on the distribution of the 2017 Final Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited (“HKSCC”), corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2017 Final Dividend after deducting enterprise income tax of 10 per cent.. The Company will not withhold and pay the income tax in respect of the 2017 Final Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange or the Shenzhen Stock Exchange (the Shanghai-Hong Kong Stock Connect or the Shenzhen-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC and in accordance with the above requirements, the Company will pay to HKSCC the amount of the 2017 Final Dividend after withholding for payment the 10 per cent. enterprise income tax.

If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10 per cent. enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend to which it is entitled at or before 4:30 p.m. on Friday, 25 May 2018.

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Investors should read this announcement carefully. If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

By Order of the Board

China Mobile Limited

Wong Wai Lan, Grace

Company Secretary

Hong Kong, 22 March 2018

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Shang Bing, Mr. Li Yue, Mr. Sha Yuejia and Mr. Dong Xin as executive directors and Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu and Mr. Stephen Yiu Kin Wah as independent non-executive directors.

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